EX 99.28(d)(23)(iii)

Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and DoubleLine Capital LP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and federally registered investment adviser (the “Adviser”), and DoubleLine Capital LP, a Delaware limited partnership and federally registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2015 (the “Agreement”), as amended, whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (the “Trust”), as listed on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following sections of the Agreement:

The third “Whereas” clause of the introductory section; and

Section 1. “Appointment”.

Whereas, the parties have also agreed to amend the Agreement to add the following two funds and each fund’s respective fees, effective April 25, 2016: 1) JNL/DoubleLine Emerging Markets Fixed Income Fund; and 2) JNL/FPA + DoubleLine Flexible Allocation Fund (for the discrete portion of assets managed by DoubleLine Capital LP).

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete the third “Whereas” clause of the introductory section in its entirety, and replace it with the following:

            Whereas, Adviser desires to retain Sub-Adviser as Adviser’s agent to furnish investment advisory services to each investment portfolio of the Trust listed on Schedule A hereto (the “Funds” or each a “Fund”), for the discrete portion of each Fund’s assets allocated to the Sub-Adviser, as determined from time to time by the Adviser, in the manner and on the terms hereinafter set forth.

Delete the first paragraph of Section 1. “Appointment” in its entirety, and replace it with the following:

1.	Appointment. Subject to the approval of the Board of Trustees of the Trust (the “Board of Trustees”), Adviser represents and warrants that it has full legal power and authority to enter into this Agreement and to delegate investment advisory services, and hereby appoints Sub-Adviser to provide certain sub-investment advisory services to the Funds for the period and on the terms set forth in this Agreement, and the appointment of Sub-Adviser hereunder is permitted by Trust’s and Adviser’s governing documents and has been duly authorized by all necessary corporate or other action. Such appointment may be limited to a portion of Fund assets allocated to the Sub-Adviser by the Adviser, which may be changed from time to time at the sole discretion of the Adviser, but not with regard to a Fund originally branded as a Fund solely managed by DoubleLine. References to the “Fund” or “Funds” in this Agreement also shall refer to the discrete portion of Trust assets allocated to the Sub-Adviser by the Adviser, except where the context otherwise indicates; Sub-Adviser shall conform to Section 3(l) of the Agreement regarding its investment activities in situations where more than one sub-adviser has authority to act for other discrete portions of a Fund. Adviser represents that this Agreement has been duly authorized and will be binding upon Adviser.

Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 25, 2016, attached hereto.

Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 25, 2016, attached hereto.

Each of the parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective April 25, 2016.

Jackson National Asset Management, LLC	DoubleLine Capital LP

By:	/s/ Mark D. Nerud	By:	/s/ Ronald Redell

Name:	Mark D. Nerud	Name:	Ronald Redell

Title:	President and CEO	Title:	Authorized Signer

Schedule A
Dated April 25, 2016

Funds
JNL/DoubleLine® Emerging Markets Fixed Income Fund
JNL/DoubleLine® Shiller Enhanced CAPE® Fund
JNL/FPA + DoubleLine® Flexible Allocation Fund (for the discrete portion of assets managed by DoubleLine Capital LP)

A-1

Schedule B
Dated April 25, 2016
(Compensation)

JNL/DoubleLine Emerging Markets Fixed Income Fund
Average Daily Net Assets	Annual Rate[1]
$0 to $500 million	0.45%[2]
Over $500 million	0.35%[2]

JNL/DoubleLine Shiller Enhanced CAPE Fund
Average Daily Net Assets	Annual Rate[1]
$0 to $200 million	0.40%[2]
Over $200 million	0.35%[2]

JNL/FPA + DoubleLine Flexible Allocation Fund (for the discrete portion of assets managed by DoubleLine Capital LP)

[Chart Omitted]

1 A fee discount shall apply when the Sub-Adviser is providing sub-advisory services to JNAM for at least two separate and distinct funds. As of April 25, 2016, the Sub-Adviser provides sub-advisory services for the JNL/DoubleLine® Emerging Markets Fixed Income Fund, the JNL/DoubleLine® Shiller Enhanced CAPE Fund, and the JNL/FPA + DoubleLine® Flexible Allocation Fund (for the discrete portion of assets managed by DoubleLine Capital LP), each a Fund of JNL Series Trust; and the JNL/DoubleLine® Total Return Fund, a Fund of the Jackson Variable Series Trust (together known as the “Sub-Advised Funds”).

2 For the purposes of calculating the sub-advisory fee discounts, the Sub-Adviser applies the following discounts based on the combined assets of the Sub-Advised Funds: 2.5% fee reduction for assets over $1 billion up to and including $2.5 billion, a 5.0% fee reduction for combined assets over $2.5 billion up to and including $5 billion, a 7.5% fee reduction for combined assets over $5 billion up to and including $7.5 billion, and a 10.0% fee reduction for combined assets over $7.5 billion up to and including $10 billion.

B-1